Filed by QEP Resources, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QEP Resources, Inc.

Filer’s SEC File No.: 001-34778

Date: March 12, 2021

Glass Lewis Joins ISS in Reaffirming Support for Pending Acquisition of QEP Resources by Diamondback Energy

DENVER, March 12, 2021 – QEP Resources, Inc. (NYSE: QEP) (QEP or the Company) today issued the following statement in response to Glass Lewis & Co.’s (Glass Lewis) decision to reaffirm its previous recommendation of support for the pending acquisition of QEP by Diamondback Energy, Inc. (Nasdaq: FANG) (Diamondback).

The Company is pleased to receive Glass Lewis’ continued support of its pending transaction with Diamondback Energy as evidenced by Glass Lewis reaffirming its position and continuing to recommend that QEP’s shareholders vote in favor of the transaction at the upcoming meeting of QEP’s stockholders on March 16, 2021 (Special Meeting). In its initial report, Glass Lewis recommended that shareholders vote in favor of the transaction given that QEP and Diamondback will have a “strengthened ability to generate returns for investors and return capital to stockholders, compared to QEP on a standalone basis” and that the proposed acquisition represents “the best path currently available to maximize QEP shareholder value.”

Glass Lewis’ decision follows Institutional Shareholder Services’ (ISS) reaffirmation of its previous recommendation of support in which ISS cited the transaction’s “credible strategic rationale and multiple levers for value creation.”

QEP’s Special Meeting will be held virtually via the Internet on March 16, 2021, at 8:00 a.m. MT. QEP stockholders of record as of the close of business on February 5, 2021, are entitled to vote. Investors with questions about the transaction or how to vote their shares may contact the company’s proxy solicitor, Georgeson LLC, toll-free at (800) 903-2897.

About QEP Resources

QEP Resources, Inc. (NYSE: QEP) is an independent crude oil and natural gas exploration and production company focused in two regions of the United States: the Southern Region (primarily in Texas) and the Northern Region (primarily in North Dakota). For more information, visit QEP’s website at: www.qepres.com.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, as amended, and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “forecasts,” “plans,” “estimates,” “expects,” “should,” “will” or other similar expressions. Such statements are based on management’s current expectations and current views about future events, which are subject to a wide range of uncertainties and business risks. These forward-looking statements include statements regarding the benefits of the proposed merger with Diamondback and the expected timing and likelihood of completion of the merger.

Actual results may differ materially from those included in the forward-looking statements due to a number of factors, including, but not limited to: changes in oil, gas and NGL prices; liquidity constraints, including those resulting from the cost or unavailability of financing due to debt and equity capital and credit market conditions, changes in QEP’s credit rating, QEP’s compliance with loan covenants, the increasing credit pressure on QEP’s industry or demands for cash collateral by counterparties to derivative and other contracts; market conditions; global geopolitical and macroeconomic factors; the activities of the Organization of Petroleum Exporting Countries and other oil producing countries such as Russia; general economic conditions, including interest rates; changes in local, regional, national and global demand for natural oil, gas and NGL; impact of new laws and regulations, including the use of hydraulic fracture stimulation; impact of U.S. dollar exchange rates on oil, gas and NGL prices; elimination of federal income tax deductions for oil and gas exploration and development; guidance for implementation of the Tax Cuts and Jobs Act; actual proceeds from asset sales; actions of activist shareholders; tariffs on products QEP uses in its operations or on the products QEP sells; drilling results; shortages of oilfield equipment, services and personnel; the availability of storage and refining capacity; operating risks such as unexpected drilling conditions; transportation constraints, including gas and crude oil pipeline takeaway capacity in the Permian Basin; weather conditions; changes in maintenance, service and construction costs; permitting delays; outcome of contingencies such as legal proceedings; inadequate supplies of water and/or lack of water disposal sources; credit worthiness of counterparties to agreements; and the other risks discussed in QEP’s periodic filings with the Securities and Exchange Commission, including the Risk Factors section of QEP’s Annual Report on Form 10-K for the year ended December 31, 2020 and QEP’s Proxy Statement in respect of the Merger, filed February 10, 2021, including the Risk Factors section. QEP undertakes no obligation to publicly correct or update the forward-looking statements in this news release, in other documents, or on the website to reflect future events or circumstances. All such statements are expressly qualified by this cautionary statement.

Important Information for Investors and Stockholders; Additional information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the Merger, Diamondback previously filed with the SEC a registration statement on Form S-4, as amended, which was declared effective by the SEC on February 10, 2021 (the Registration Statement). Following the Registration being declared effective, QEP filed a definitive proxy statement on February 10, 2021 (the Proxy). No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The Proxy was mailed to stockholders of QEP on or about February 10, 2021.

INVESTORS AND SECURITY HOLDERS OF QEP AND DIAMONDBACK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY AND OTHER DOCUMENTS THAT HAVE BEEN, AND MAY IN THE FUTURE BE, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Investors and security holders may obtain free copies of these documents and other documents containing important information about QEP and Diamondback, from the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by QEP are available free of charge on QEP’s website at https://www.qepres.com under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Diamondback are available free of charge on Diamondback ‘s website at https://www.diamondbackenergy.com/home/default.aspx under the tab “Investors” and then under the heading “Financial Information.”

PARTICIPANTS IN THE SOLICITATION

QEP, Diamondback and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Diamondback’s directors and executive officers is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 24, 2020, and information regarding the directors and executive officers of QEP is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 2, 2020.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the Proxy and other relevant materials to be filed with the SEC when such materials become available. Investors should read the Registration Statement and the Proxy carefully before making any voting or investment decisions. You may obtain free copies of these documents from QEP or Diamondback using the sources indicated above.

Investor Contact:

William I. Kent, IRC

+1 303.405.6665

will.kent@qepres.com

Media Contact:

Sard Verbinnen & Co.

George Sard/Frances Jeter/Jared Levy

QEP-SVC@SARDVERB.com